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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

THE STEPHAN CO.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

858603103

(Cusip Number)

Stephen T. Braun, Esq.
Boult Cummings Conners & Berry, PLC
414 Union Street, Suite 1600
Nashville, Tennessee 37219
(615) 252-2300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 6, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 858603103

1.	Name of Reporting Person: Richard L. Scott		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 438,500

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 438,500

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 438,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.9%

14.	Type of Reporting Person (See Instructions): IN

This Amendment No. 5 amends the Schedule 13D filed by Richard L. Scott (the “Reporting Person”) on November 3, 2003 (the “Schedule 13D”), as amended November 12, 2003, November 25, 2003, December 4, 2003, and March 3, 2004, with respect to shares of Common Stock, $.01 par value (“Common Stock”), of The Stephan Co., a Florida corporation (the “Issuer”). Capitalized terms used but not defined herein shall have the same meanings ascribed to such terms in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 is hereby amended by adding the following to the end thereof:

“On April 6, 2004, the Reporting Person sent a letter to the Issuer which letter is attached hereto as Exhibit 99.1 and is incorporated herein in its entirety. The Reporting Person will continue to monitor developments at the Issuer on a continuing basis and may communicate with members of management, the Board of Directors of the Issuer, and the Special Committee of the Board of Directors of the Issuer, concerning matters related to the Issuer. The Reporting Person may, in the future, communicate with other stockholders of the Issuer.”

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: April 9, 2004	/s/ Richard L. Scott

Richard L. Scott